Exhibit 99.2

                   [PricewaterhouseCoopers LLP Letterhead ]

May 8, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs:

We refer to the prospectus of Gold Reserve Inc. (the "Company") dated May 8, 2006 relating to the offering of 3,335,000 Class A Common Shares of the Company.

We consent to the incorporation by reference in the above-mentioned prospectus of our report dated February 17, 2006 to the shareholders of the company on the following financial statements:

* Consolidated balance sheets as at December 31, 2005 and 2004;

* Consolidated statements of operations, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2005.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ PricewaterhouseCoopers LLP
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PricewaterhouseCoopers LLP
Chartered Accountants